                                                                   Exhibit 12

                            TRW Inc. and Subsidiaries
                        Computation of Ratio of Earnings
                          to Fixed Charges - Unaudited

                         (In millions except ratio data)


                                                                           Years Ended December 31
                                               ----------------------------------------------------------------------------
                                                1998                 1997              1996            1995           1994
                                                ----                 ----              ----            ----           ----
Earnings from continuing
  operations before income
  taxes                                        $746.1               $239.7(A)         $302.2(B)       $625.5         $435.5

Unconsolidated affiliates                         1.0                 (8.0)              1.4             1.3           (0.6)

Minority earnings                                10.5                 20.2              11.5            10.8            7.7

Fixed charges excluding
  capitalized interest                          174.3                123.9             129.0           137.2          145.3
                                               ------               ------            ------          ------         ------

Earnings                                       $931.9               $375.8            $444.1          $774.8         $587.9
                                               ------               ------            ------          ------         ------


Fixed Charges:
Interest expense                               $114.4                $75.4             $84.2           $94.7         $104.7

Capitalized interest                              4.7                  4.5               3.5             5.1            6.6

Portion of rents representa-
  tive of interest factor                        59.9                 48.5              43.2            41.4           39.2

Interest expense of uncon-
  solidated affiliates                            0.0                  0.0               1.6             1.1            1.4
                                               ------               ------            ------          ------         ------

Total fixed charges                            $179.0               $128.4            $132.5          $142.3         $151.9
                                               ------               ------            ------          ------         ------

Ratio of earnings to fixed
  charges                                         5.2x                 2.9x              3.4x            5.4x           3.9x


(A) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements.

(B) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges and Divestiture" footnote in the Notes to Financial Statements.